SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For September 3, 2003




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



          TABLE OF CONTENTS

          1. A free English translation of a communication filed by the Company with the Chilean Superintendencia de Valores y Seguros on September 2, 2003.

                    (Free Translation of Spanish Original)

                                                  Santiago, September 2, 2003

Mr. Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance
Personal Delivery


                    Ref.: Communicates Special Shareholder Meeting of Chilesat
                          Corp S.A. Registration in Securities Registry
                          No. 0350

     I hereby inform the Superintendency of Securities and Insurance that the Board of Directors of Chilesat Corp S.A. summoned its shareholders to attend a Special Shareholders' Meeting to be held on September 24, 2003, at 10:00 a.m., on Rinconada El Salto Street No. 202 in the district of Huechuraba,
Santiago, so as to submit the following matters to their consideration:

1. To agree to a capital increase of the Company and to amend the by-laws in the corresponding sections, so as to reflect the capital increase agreed upon by the Shareholders; and

2. To adopt those agreements that are necessary for anything the Shareholders might resolve, empowering the Board of Directors to that effect.


Yours truly,




Alejandro Rojas Pinaud
   General Manager
   Chilesat Corp S.A.


cc: Santiago Stock Exchange
    Chilean Electronic Stock Exchange
    Valparaiso Stock Exchange

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  September 3, 2003